Exhibit 2(g)
CERTIFICATE OF AMENDMENT
TO RESTATED CERTIFICATE OF INCORPORATION
OF
A. SCHULMAN, INC.
     A. SCHULMAN, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:
     FIRST: That at a meeting of the Board of Directors of A. Schulman, Inc. on October 21, 2005, resolutions were duly adopted setting forth a proposed amendment to the corporation’s Restated Certificate of Incorporation declaring said amendment to be advisable and directing that the proposed amendment be considered at the next Annual Meeting of Stockholders. The resolution setting forth the proposed amendment is as follows:
     RESOLVED, that the Board of Directors believes it is advisable to (i) adopt an amendment repealing Article SEVENTEENTH of the corporation’s Restated Certificate of Incorporation, as amended, effective the date of filing of a Certificate of Amendment with the Delaware Secretary of State, and (ii) submit the proposed amendment to the Stockholders for their consideration at the Annual Meeting of Stockholders on December 8, 2005.
     SECOND: That thereafter, pursuant to resolution of its Board of Directors, the Annual Meeting of the Stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.
     THIRD: That said amendment repealing Article SEVENTEENTH of the corporation’s Restated Certificate of Incorporation, as amended, was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
     IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 8th day of December, 2005.

A. SCHULMAN, INC.

By:	/s/ Robert A. Stefanko Robert A. Stefanko Executive Vice President